Room 4561

May 23, 2007

Arthur G. Ritchie
President and Chief Executive Officer
Sand Technology, Inc.
215 Redfern Avenue
Suite 410
Westmount, Quebec, Canada H3Z 3L5

Re: Sand Technology, Inc.
        Form 20-F for the fiscal year ended July 31, 2006
        Filed March 14, 2007
        File No. 000-14884

Dear Mr. Ritchie:

        We have reviewed the above referenced filing and have the following comment.
Please note that we have limited our review to the matters addressed in the comment below.
We may ask you to provide us with supplemental information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comment or on any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended July 31, 2006

Consolidated Financial Statements

Report of Independent Chartered Accountants-page 67

1. We note from your disclosures on page 64 of the filing that the former auditors
    resigned on August 2, 2006. We further note that while the current fiscal year audit
    report makes reference to the former auditor's report, the audit reports for the fiscal
    years ended July 31, 2005 and 2004 are not included in your filing. You are required
    to include an audit report that references each period for which audited financial
    statements are presented. Revise your filing to include the audit reports for the fiscal

years ended July 31, 2005 and 2004. See Section 8(A)(3) of the Form 20-F instructions and Rule 2-05 of Regulation S-X.

*   *   *   *   *

As appropriate, please amend your filing and respond to this comment within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief